May 6, 2005


	Mail Stop 4561


By U.S. Mail and facsimile to (407) 740-0808

Mr. Sean O`Connor
Chief Executive Officer
International Assets Holding Corp.
220 East Central Parkway, Suite 2060
Altamonte, FL 32701


Re:	International Assets Holding Corp.
      Form 10-KSB for the year ended September 30, 2004
      Form 10-QSB for the period ended December 31, 2004
      File No. 0-23554

Dear Mr. O`Connor:

      We have reviewed your supplemental responses dated April 14, 2005, including the revisions that you intend to make in your amended
Form 10-K, and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended September 30, 2004:

Item 7 - Financial Statements

1. In your supplemental response to prior comment 15, you indicated that you did not consider your stock price to be indicative of the fair value of your common stock at the date of issuance of the convertible notes.


a. Supplementally explain how your determination is consistent with footnote 3 of EITF 98-5 that specifically states that "quoted market prices in active markets are the best evidence of fair value and should be used as the basis for this measurement."

b. Supplementally tell us what you considered the fair value of your common stock to be at the date of issuance of the convertible notes, how you determined that value and how your estimate of fair value complies with footnote 3 of this Issue.

c. Supplementally tell us what date you consider to be the "commitment date" for purposes of calculating the intrinsic value of the beneficial conversion feature. Please refer to footnote 1 of EITF 98-5.

d. In the event that you cannot support your assertion that the fair value of your common stock was greater than the conversion price at the commitment date based on the guidance in EITF 98-5, please revise your financial statements to recognize this beneficial conversion feature by allocating a portion of the proceeds equal to the intrinsic value of this feature to APIC. In addition, as these notes were convertible upon issuance, the resulting debt discount should be immediately amortized into earnings through interest expense.

Form 10-Q for the Period Ended December 31, 2004:

Item 1 - Financial Statements

Note 14 - Trust Certificates and Total Return Swap

2. We note your response to prior comment 22. Your response indicates that you entered into these transactions for the purpose of earning a transaction fee. Supplementally explain the business purpose of these transactions from the counterparty`s perspective. Discuss the perceived benefits of these transactions to the counterparty, and identify the risks that you assumed by entering into these transactions. Please be as detailed as possible in your response.

*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Isa Farhat, Staff Accountant at (202) 551-
3485
or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



                 Kevin W. Vaughn
                 Accounting Branch Chief

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Sean O'Connor
International Assets Holding Corp.
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